Filed Pursuant to Rule 433

Registration No. 333-222963

Dated February 5, 2020

PRICING TERM SHEET

Southwest Airlines Co.

$500,000,000 2.625% Notes due 2030

Issuer:	Southwest Airlines Co.

Principal Amount:	$500,000,000

Maturity Date:	February 10, 2030

Coupon:	2.625%

Price to Public:	99.468% of the principal amount

Yield to Maturity:	2.686%

Spread to Benchmark Treasury:	+ 103 basis points

Benchmark Treasury:	1.750% UST due November 15, 2029

Benchmark Treasury Price and Yield:	100-27 / 1.656%

Interest Payment Dates:	February 10 and August 10, commencing August 10, 2020

Redemption Provisions:

Make-Whole Call:	At any time prior to November 10, 2029, at a discount rate of Treasury plus 20 basis points

Par Call:	At any time on or after November 10, 2029, at par

Change of Control Offer:	If a change of control triggering event occurs with respect to the Notes, the issuer will be required, subject to certain conditions, to offer to repurchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase

Settlement Date:	February 10, 2020 (T+3)

CUSIP/ISIN:	844741 BF4 / US844741BF49

Ratings (Moody’s/S&P/Fitch):*	A3 / BBB+ / A-

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Comerica Securities, Inc. Drexel Hamilton, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information herein supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.

The issuer expects to deliver the Notes against payment for the Notes on the Settlement Date, which will be the third business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847; Citigroup Global Markets Inc. at 1-800-831-9146; or U.S. Bancorp Investments, Inc. at 1-877-558-2607.

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